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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828


Contacts:

Media                                            Investors

Jim Monroe, NorthPoint                           Cathy Dodd, NorthPoint
703-847-3681                                     415-365-6096
jmonroe@northpoint.net                           cdodd@northpoint.net
----------------------                           --------------------

Joan Rasmussen, Verizon                          John Dierksen, Verizon
212-395-2051                                     212-395-1842
joan.m.rasmussen@verizon.com                     john.w.dierksen@verizon.com
----------------------------                     ---------------------------



            NorthPoint Receives $150 Million Investment from Verizon

    Permanent Financing Part of Agreement to Merge Companies' DSL Businesses

San Francisco, September 6, 2000 - NorthPoint Communications [Nasdaq: NPNT] announced today that it received a $150 million cash investment from Verizon Communications [NYSE:VZ], the first step in completing their groundbreaking agreement to merge their DSL (digital subscriber line) businesses.

In exchange for its cash investment, Verizon will receive $150 million of convertible preferred NorthPoint stock. This pre-merger investment - along with an additional $200 million in debt financing committed by Verizon and to be made available to NorthPoint after January 1, 2001 - are expected to fulfill NorthPoint's funding requirements beyond the targeted close of the merger in mid-2001.

This $350 million in pre-merger financing is part of Verizon's total $800 million cash investment in the new NorthPoint. After closing, Verizon will own 55 percent of the new NorthPoint and existing NorthPoint shareholders will own 45 percent.

"Verizon's equity investment and debt financing will help NorthPoint maintain strong momentum as we move toward the close of our merger agreement," said Liz Fetter, NorthPoint president and CEO. "We will use our greater financial strength to expand our network, scale our business and enhance the broadband customer experience. We look forward to the completion of the merger and to delivering its many benefits to American consumers and businesses."

"The new NorthPoint will provide a much-needed alternative to cable in delivering data and entertainment over the Internet," said Lawrence T. Babbio, Verizon vice chairman and president. "Our investment today will enable NorthPoint to fund its network expansion and continue to enhance its service delivery, support systems and product suite so that the new NorthPoint will hit the ground running as a broadband industry leader."

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2-2-2

On August 8, Verizon and NorthPoint announced they will fundamentally change the dynamics of the broadband industry by merging their DSL businesses, creating a premier national broadband communications company. On a pro forma basis, the combined DSL operations of NorthPoint and Verizon by the end of the year are expected to include:

 .    A broadband network of more than 3,000 unique operational central offices, passing approximately 63 million homes and businesses in 163 U.S. MSAs (metropolitan statistical areas);

 .    More than 600,000 DSL lines;

 .    Strategic marketing and wholesale relationships with Verizon Online, AOL,
     UUNET, Genuity, RadioShack, Microsoft, Staples, Blockbuster and other industry leaders;

 .    Approximately 3,000 employees dedicated to supporting the new NorthPoint's competitive, customer-focused strategy; and

 .    Broadband ventures in Europe through VersaPoint and in Canada through
     NorthPoint Canada, addressing the rapidly emerging international DSL opportunity.

The preferred stock Verizon will receive for the $150 million investment announced today and the $200 million in debt financing will be converted into common stock in the new NorthPoint upon completion of the merger.

Of the total $800 million cash investment, $450 million will fund the new NorthPoint's capital expenditures and operations, and the remainder will go to NorthPoint shareholders who will receive approximately $2.50 per share at closing.

The merger is subject to regulatory approvals and the approval of NorthPoint shareholders. The companies expect the deal to close by mid-2001.

About NorthPoint

NorthPoint Communications Group, Inc., (Nasdaq: NPNT) one of the fastest-growing DSL services providers in the U.S., is building a global network designed to deliver affordable, dedicated high-speed Internet access, streaming content and other value-added services to consumers and businesses around the world. The company currently operates DSL-based local networks in 99 U.S. metropolitan statistical areas (MSAs). NorthPoint is also expanding its services around the globe through strategic partnerships with Versatel in Europe and Call-Net in Canada. On August 8, 2000, NorthPoint announced an agreement with Verizon to combine their DSL businesses. The merger will strengthen NorthPoint's ability to quickly scale to meet the fast-growing demand for broadband services and to deliver innovative new services and greater choice to American consumers and businesses. On a pro forma basis, the combined operations of NorthPoint and Verizon are expected to serve more than 600,000 DSL subscribers and to pass 63 million potential subscribers in 163 MSAs by the end of 2000. For additional information, visit www.northpoint.net.
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3-3-3

About Verizon

Verizon Communications (NYSE:VZ), formed by the merger of Bell Atlantic and GTE, is one of the world's leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with more than 100 million access line equivalents and 26.5 million wireless customers. A Fortune 10 company with more than 260,000 employees and approximately $60 billion in 1999 revenues, Verizon's global presence extends to 40 countries in the Americas, Europe, Asia and the Pacific. For more information on Verizon, visit www.verizon.com.
                                       ---------------
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.
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